PHOENIX ENERGY RESOURCE CORPORATION Jun Yue Hua Ting, Building A 3rd Floor, Unit -1 #58 Xin Hua Road Guiyang, Guizhou Province 550002 People’s Republic of China

December 23, 2010

By EDGAR Transmission

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	Phoenix Energy Resource Corporation
Form 8-K filed November 5, 2010 (file no. 000-52843)

Dear Mr. Spirgel:

On behalf of Phoenix Energy Resource Corporation (the “Company”), we respectfully request an extension of the Company's time to respond to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission, set forth in the Staff’s letter, dated December 3, 2010, with respect to the Company’s current report on Form 8-K filed on November 5, 2010.

The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on or before January 7, 2011.

If you would like to discuss this request for extension or any other matters, please contact Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8233.

Very truly yours,

PHOENIX ENERGY RESOURCE CORPORATION

By: /s/ Yulu Bai
Name: Yulu Bai
Title: Chief Executive Officer

cc:	Joseph R. Tiano, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.